Filed by American Midstream Partners LP

Pursuant to Rule 425 under the Securities Act of 1933

and Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Southcross Energy Partners, L.P.

Commission File No.: 001-35719

American Midstream Enters Definitive Agreement to Sell Refined Products Terminals

HOUSTON – (PRNewswire) February 20, 2018 – American Midstream Partners, LP (NYSE: AMID) (“AMID” or “Partnership”) today announced it has entered into a definitive agreement for the sale of its refined products terminalling business (the “Refined Products Terminals”) to DKGP Energy Terminals LLC, a joint venture between Delek Logistics Partners, LP and Green Plains Partners LP, for approximately $138.5 million in cash, subject to working capital adjustments. The transaction is expected to close in the first half of 2018.

The divestiture of the Refined Products Terminals, located in Caddo Mills, Texas and North Little Rock, Arkansas, represents meaningful progress towards redeploying capital to complementary assets, including Southcross, and other strategic growth opportunities. In addition, the divestiture of the Refined Products Terminals simplifies AMID’s business profile while creating capital flexibility. The Partnership anticipates it will also execute sales of additional terminal assets, including its marine and specialty chemical storage facilities, as well as other potential non-core assets, as the Partnership redeploys capital into higher growth assets.

“This transaction demonstrates AMID’s continued execution on its capital optimization strategy of simplifying its business and redeploying capital from non-core assets toward complementary and strategic opportunities,” stated Lynn Bourdon III, President and Chief Executive Officer.

Closing of the sale of the Refined Products Terminals is subject to customary closing conditions, including clearance under the Hart-Scott-Rodino Act.

Barclays acted as exclusive financial advisor and Sidley Austin LLP served as legal counsel to American Midstream for the Refined Products transaction.

About American Midstream Partners, LP

American Midstream Partners, LP is a growth-oriented limited partnership formed to provide critical midstream infrastructure that links producers of natural gas, crude oil, NGLs, condensate and specialty chemicals to end-use markets. American Midstream’s assets are strategically located in some of the most prolific offshore and onshore basins in the Permian, Eagle Ford, East Texas, Bakken and Gulf Coast. American Midstream owns or has an ownership interest in approximately 5,100 miles of interstate and intrastate pipelines, as well as ownership in gas processing plants, fractionation facilities, an offshore semisubmersible floating production system with nameplate processing capacity of 100 MBbl/d of crude oil and 240 MMcf/d of natural gas; and terminal sites with approximately 6.7 MMBbls of storage capacity.

For more information about American Midstream Partners, LP, visit: www.americanmidstream.com. The content of our website is not part of this release.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements related to the Partnership’s expectations regarding the timing of the proposed offering and use of proceeds. We have used the words “could,” “expect,” “intend,” “may,” “will,” “would” and similar terms and phrases to identify forward-looking statements in this press release. Although we believe the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. Many of the factors that will determine these results are beyond our ability to control or predict. These factors include the risk factors described in Part I, Item 1A. in our Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 28, 2017, our Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on November 9, 2017, our Registration Statement on Form S-4 related to the Southcross acquisition, and our other filings with the SEC. All future written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. The forward-looking statements herein speak as of the date of this press release. We undertake no obligation to update such statements for any reason, except as required by law.

Investor Contact

American Midstream Partners, LP

Mark Schuck

Director of Investor Relations

(346) 241-3497

ir@americanmidstream.com

Additional Information and Where to Find it

This communication relates to a proposed business combination between AMID and SXE. In connection with the proposed transaction, AMID and SXE have filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 which includes a joint proxy statement/prospectus.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors and security holders may to obtain these materials free of charge at the SEC’s website, www.sec.gov. In addition, copies may be obtained free of charge from SXE’s internet website for investors at http://investors.southcrossenergy.com, and from AMID’s investor relations website at http://www.americanmidstream.com/investorrelations. Investors and security holders may also read and copy any reports, statements and other information filed by AMID and SXE with the SEC at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participation in the Solicitation of Votes

American Midstream and Southcross Energy and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding Southcross Energy’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 9, 2017. Information regarding American Midstream’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 28, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus filed with the SEC.

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